Exhibit 99.1

JD.com Announces the Proposed Acquisition of Deppon Logistics Co., Ltd by JD Logistics

BEIJING, March 13, 2022 (GLOBE NEWSWIRE)––JD.com, Inc. (“JD.com”) (Nasdaq: JD; HKEx: 9618), a leading supply chain-based technology and service provider, today announced that JD Logistics, Inc. (“JD Logistics”) (HKEx: 2618), a consolidated subsidiary of JD.com, through its indirectly wholly-owned subsidiary, has entered into a series of agreements in relation to the proposed acquisition of Deppon Logistics Co., Ltd (“Deppon”, Shanghai Stock Exchange stock code: 603056).

Deppon is an integrated, customer-centered logistics company providing a wide range of solutions including Less-Than-Truckload (LTL) transportation, Full Truck Load (FTL) transportation, delivery services, and warehousing management in China. Pursuant to the transaction agreements, JD Logistics will acquire approximately 99.99% of the equity interest in Ningbo Meishan Baoshui Area Deppon Investment Holding Company Limited (the “Deppon Holdco”), which in turn holds a total of approximately 66.50% of the issued share capital of Deppon, for a total consideration of approximately RMB9.0 billion.

The transactions are subject to a staggered acquisition arrangement and certain customary closing conditions, including relevant regulatory approvals. See “Safe Harbor Statement” below for the risks and uncertainties for the proposed transactions, including risks and uncertainties on the timing of the consummation of the transactions and the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all.

Upon completion of the proposed transactions, Deppon Holdco (including Deppon and its subsidiaries) will become a subsidiary of JD Logistics, and its financial results will be consolidated into JD Logistics’ consolidated financial statements. As Deppon is listed on the Shanghai Stock Exchange, subject to the satisfaction of the conditions set out in the agreements and the completion of the proposed transactions, JD Logistics will make a mandatory general offer for all the issued, unrestricted and tradable shares of Deppon (excluding the issued and unrestricted shares of Deppon held by the Deppon Holdco) at a price of RMB13.15 per share.

About JD.com

JD.com is a leading supply chain-based technology and service provider. JD.com’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. JD.com has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties.

A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the risk and uncertainties as to the timing of the consummation of the transactions; the risk that certain closing conditions of the transactions may not be satisfied on a timely basis, or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions; adverse changes in general economic or market conditions; actions by third parties, including government agencies, that may adversely affect the proposed transactions; JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; impact of the COVID-19 pandemic; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

JD.com

Investor Relations

Ms. Ruiyu Li

+86 (10) 8912-6805

E-mail: IR@JD.com

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